(ATTACHMENT XI)

MINUTES OF THE EXTRAORDINARY GENERAL MEETING OF TELE NORTE CELULAR PARTICIPACOES S.A.

RESOLUTIONS:

(1) To rectify and ratify the wording of the Minutes of the Annual and Extraordinary General Meeting of the Company held on April 29, 2002, in order to correct certain slips in the wording: (a) of the attendance list (page 1 of the Minutes) - Replacement of the name of a member of the Audit Committee present at the General Meeting; (b) in the second and third paragraphs of item (i) of the part of the Minutes that deals with the resolutions of the Extraordinary General Meeting - correction of the total number of shares into which the Company's capital stock is divided - with the resulting rectification and ratification of article 5 of the Company's Bylaws (pages 2 and 3 of the Minutes); (c) in item
(iii) of the part of the Minutes that deals with the resolutions of the Annual General Meeting (page 5 of the Minutes) - rectification of the numeral representing the aggregate compensation of the senior managers, to conform it to the amount written out in full.

As a result, the General Meeting unanimously resolves to rectify and ratify the aforementioned items, which shall henceforth take effect with the following wording:

"(a) "ATTENDANCE: The following persons were present, representing the Company's senior management: Mr. Aloysio Galvao, Human Resources Officer, Mr. Joao Cox Neto, Financial Officer, and Mr. Jose Carnos, legal counsel. Also in attendance were Mr. Joao Ricardo Costa, representing the firm Ernst & Young Auditores Independentes, and Messrs. Jose Carlos Soares and Antonio Fernando


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Pereira de Melo, members of the Company's Audit Committee. The meeting was also attended by the shareholders representing a majority of the voting capital, as per the signatures affixed in the Shareholders Attendance Book."

(b) "As a result of the aforementioned resolution, the capital stock of the Company shall henceforth be eighty-four million seventy-three thousand nine hundred and thirty-six Reais and one centavo (R$ 84,073,936.01), represented by three hundred and thirty-five billion eighty-four million one hundred and fifty-five thousand three hundred and fifty-seven (335,084,155,357) nonpar registered shares, of which one hundred and twenty-four billion six hundred and twenty-three million eight hundred and forty-one thousand nine hundred and six (124,623,841,906) are common shares and two hundred and ten billion four hundred and sixty million three hundred and thirteen thousand four hundred and fifty-one (210,460,313,451) are preferred shares."

The new wording of article 5 of the Company's Bylaws was also unanimously approved. The content of such article is as follows:

"Article 5. The subscribed capital stock, fully paid in, is eighty-four million seventy-three thousand nine hundred and thirty-six Reais and one centavo (R$ 84,073,936.01), represented by three hundred and thirty-five billion eighty-four million one hundred and fifty-five thousand three hundred and fifty-seven (335,084,155,357) nonpar registered shares, of which one hundred and twenty-four billion six hundred and twenty-three million eight hundred and forty-one thousand nine hundred and six (124,623,841,906) are common shares and two hundred and ten billion four hundred and sixty million three hundred and thirteen thousand four hundred and fifty-one (210,460,313,451) are preferred shares.""


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(c) "to approve the aggregate compensation of the senior management and establish the compensation of the members of the Audit Committee. The aggregate compensation for the Company's senior management for the 2002 financial year, in the amount of up to two million one hundred thousand Reais (R$ 2,100,000.00), was approved by a majority vote, with the dissenting vote of Globalvest, and PREVI, PETROS and BB Funds abstaining from voting. The monthly individual compensation of the members of the Audit Committee was set at 10% of the average compensation paid the Company's Officers appointed pursuant to the Bylaws, exclusive of benefits, expense accounts and profit sharing, as per article 162 of Law 6404/76."